Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. of Subject Company: 001-12054

The following is a transcript of our earnings call for the third quarter of fiscal 2007.

OPERATOR:  Good morning and welcome to the URS Corporation earnings conference call for the third quarter of fiscal 2007.  To begin, I’ll turn the call over to Mr. Thomas Hicks, Chief Financial Officer of URS.  Mr. Hicks, you may begin.

THOMAS HICKS, CHIEF FINANCIAL OFFICER, URS:  Good morning everyone and thank you for joining us.  Before we get started, let me remind you today’s call will contain forward-looking statements, including, statements about our future revenue and business prospects; our future earnings, cash flows and financial results; our future tax rates; the benefits, timing of and the satisfaction of conditions to our merger with Washington Group International; our future outstanding shares; future economic and industry conditions and all other statements that may be made, on this call that are not historic facts.  These statements represent our predictions and expectations as to future events, which we believe are reasonable and are based on reasonable assumptions, however, numerous risks and uncertainties could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  Information about some of these risks and uncertainties can be found in our earnings release issued yesterday and our Form 10-Q filed, for the quarter ended September 28th, 2007 and our Joint Proxy Statement Prospectus, as amended, filed with the SEC on November 6th, 2007, as well as, all future SEC filings.  We assume no obligation to revise or update any forward-looking statements.  Investors and securities holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive Joint Proxy Prospectus.  A Webcast, of this call, also is available on the Investor Relations portion of our Web site and will be archived in audio form, on the Web site, for a limited period.

And with that I’ll turn the call over to Martin Koffel, our Chairman and Chief Executive Officer.

MARTIN KOFFEL, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, URS:  Well good morning and thank you for joining us.  In addition to Tom Hicks, the management team here in San Francisco, this morning, includes Gary Jandegian, President of the URS Division; Randy Wotring, President of the EG&G Division; Martin Tanza (ph), Executive Vice President of Marketing; Reed Brimhall, Corporate Controller and Chief Accounting Officer and Sam Ramraj, Vice President of Investor Relations.  As usual, Tom and I will make prepared remarks about the quarter and about the outlook for the remainder of the year and then, we’ll open up the call for your questions.

Before discussing our third quarter results, I should take a moment to update you on our acquisition of Washington Group International.  As you may have seen earlier this week, we amended the merger agreement to increase the consideration Washington Group stockholders would receive in the transaction and provided them the opportunity to elect to receive cash, stock or a combination of cash and stock, for their shares.  The amended terms represent our best and final offer for the acquisition of Washington Group.  The press release we issued on Monday is available on our Web site, along with our amended proxy filing, which contains complete information on the agreement.  The amendment reflects our determination to see this transaction close, as it combines two world-class engineering and construction firms and will provide significant value to the stockholders and to the clients of both companies.  Since we announced the transaction in May, we’ve had the opportunity to become more familiar with Washington Group and everything we’ve learned since, has reinforced our belief in the strength of Washington Group’s management team, capabilities and franchise with our clients, and our confidence in the strategy behind the acquisition and we’re very confident about the future of the combined company.

Turning now to the – URS’ quarterly results, as you will have seen from our press release, URS performed well during the quarter.  Revenues were $1.3 billion, which is a record for the company and a 17 percent increase from the third quarter of 2006.  It included a 30 percent revenue growth in our domestic private sector business; 14 percent growth in state and local government business revenues; nine percent growth in federal sector revenues and 30 percent growth in revenues from our international business.  Net income was $38.7 million and that’s up 29 percent from the third quarter of last year and earnings per share, for the quarter, were 73 cents, a 26 percent increase from last year.  During the quarter, we generated $124 million in cash from operations, increasing the cash on our balance sheet to $141 million and our ability to generate strong and consistent cash flows continues to be a fundamental strength for URS and finally, we closed the quarter with a record $14.7 billion book of business.  It’s an increase of 18 percent from the end of 2006.  The backlog increased 25 percent from the end of last year to a record $5.8 billion at the end of the quarter.

I shall now discuss the individual market sectors, starting with the domestic private sector business.  Our domestic private sector revenues for the third quarter were $333 million.  That’s 30 percent higher than we recorded in the third quarter of 2006 and for the first nine months, domestic private sector revenues were $972 million, a 38 percent increase compared with the $702 million recorded in the same period last year and these results demonstrate the effectiveness of our strategy in the private sector and that’s involved a shift several years ago into high growth markets created by new environmental regulations, particularly, emissions control projects for the power sector and a focus on expanding these services that we offer to large, multinational corporations through our long-term master service agreements, or MSAs.  This strategy has been successful, particularly, in the energy market and notably, in the oil and gas and power sectors.  Our revenues from energy-related businesses have increased substantially over the past three years.

In the power sector, a major portion of our business involves retrofitting coal-fired power plants with flue-gas desulphurization, or FGD, scrubbers to reduce sulphur dioxide emissions.  We are currently working on several large FGD contracts, including projects for Southern Company, the Tennessee Valley Authority and AES, among other utility companies.  We won several new contracts during the quarter, including a three-year $107 million assignment to install FGD scrubbers at Southern Company’s Miller Power Plant in Alabama and a project to upgrade scrubbers for Northern Indiana Public Services Company’s Schafer (ph) Power Plant.  We’re benefiting, also, from continued demand for traditional engineering services from our power sector clients and were selected for engineering assignments for Exelon (ph), for Reliant Energy and Seminole Electric.  In addition, we won a $19 million contract to support the installation of the Trans bay cable, a power transmission line that will run under the San Francisco Bay.

In the oil and gas sector, our MSAs remain a significant contributor to our revenue growth.  During the quarter, we renewed MSA contracts with several U.S. multinational oil companies.  Our strong results, in this sector, also reflect our success in expanding our process engineering business at oil and gas facilities.  We won several such assignments during the quarter, including projects for two major oil companies and the breadth of our service offering has also enabled us to continue to win new MSAs.  During the quarter, we signed contracts to provide engineering and environmental services for BASF; to Schering-Plough; and Wyeth.

Now, looking ahead, we expect that the market fundamentals, such as the overall health of the economy and the regulatory environment, will remain favorable for us and the outlook for the power market remains encouraging.  The Supreme Court recently affirmed the EPA’s authority to regulate greenhouse gas emissions in a ruling that could lead to more restrictive air quality standards.  In addition, legislation has been introduced in the Senate that would cap greenhouse gas emissions in 2012 at the 2005 levels and then reduce this amount by 70 percent by 2050 and these actions will support continued high levels of investment by utilities and Congress and several states have proposed reductions in mercury emissions, including a plan to reduce these levels 75 percent by 2018.  For the past several years, URS has been working with the U.S. Department of Energy to develop mercury control and removal technologies for coal-fired electric power plants.  As a result, we’re well positioned to assist our utility clients as the mercury reduction regulations are put in place in the future.  We expect, also, to benefit from increased investments in alternative energy power plants, such as, solar power and coal gasification.  To date, 25 states and the District of Columbia have adopted renewable portfolio standards, which require the increased production of clean power sources and Congress is considering legislation to establish national renewable portfolio standards that would require 15 percent of the power delivered by investor-owned utilities to derive from renewable sources and finally, we expect that oil and gas companies will continue to use profits from the sustained high level of energy prices to finance their capital projects and given the favorable outlook and the exceptional performance of this business over the first nine months of the year, we now expect that our domestic private sector revenues for 2007 will be between 30 and 35 percent higher than 2006.  Our prior expectations have been for growth between 25 and 30 percent.

And turning now to the state and local government sector, for the third quarter of 2007, revenues were $271 million, a 14 percent increase over the $238 million we recorded last year and for the first nine months, state and local revenues were $803 million, a 20 percent increase.  Our results reflect a continuation of the positive trends that we discussed with you on prior calls and these include the renewed focus on infrastructure investment and favorable funding conditions, including, record bond sales to fund infrastructure programs; increases in state capital improvement programs and federal support for infrastructure projects that’s, primarily, through the SAFETEA-LU, the federal highway funding bill.  These trends and URS’ strong competitive position have brought significant increases in new project awards and are a major contributor to the growth in our backlog and total book of business.  URS’ network of offices, which includes a local presence in every state, is a key competitive advantage for the company. Along with our technical expertise, it has enabled us to win state and municipal projects nationwide and this includes highway, transit, aviation, water wastewater projects, as well as schools, hospitals and courthouses.  We had several notable contract wins during the last quarter, a 10-year contract to provide program management services for Phoenix Sky Harbor Airport; $10 million in new contracts to provide engineering design for the Denver Regional Transit District and the Miami-Dade County Transit Authority and a $9.5 million contract to assist the San Francisco Public Utilities Commission with upgrades to Crystal Springs Dam and looking ahead, our outlook for the state and local market remains optimistic.  We expect the high level of bond activity to support continued growth in the infrastructure market. States and municipalities sold $323 billion in new bonds, during the first nine months of 2007.  That’s an increase of 21 percent over the first nine months of 2006 and during the first nine months, states issued $83 billion in bonds for education projects; nearly, $37 billion for healthcare and $32 billion for transportation projects.  These are all areas of expertise for URS and we’re well positioned to capture new work.  Now, on Tuesday, voters in Texas approved $9 billion for public infrastructure, including $5 billion for transportation projects.

At the federal level, Congress continues to focus on ways to meet the increasing need for infrastructure spending and just two weeks ago, Congress introduced legislation that would provide $2 billion, over the next two years, to rebuild structurally deficient bridges.  Congress already has approved $49.9 billion for highway and transit programs under SAFETEA-LU, in fiscal 2008 and increased it four percent over 2007.  Now, SAFETEA-LU expires at the end of fiscal 2009 and Congress is presently considering successor legislation and SAFETEA-LU currently is funded through a federal gas tax, which has remained at 18.4 cents a gallon since 1993 and that’s despite significantly  higher construction costs and the need for increased investment.

In addition to bond financing and support from federal programs, states increasingly are using innovative ways to fund critical work, including financing projects through public/private partnerships and privatization.  URS recently was awarded a $16 million contract with the Texas Department of Transportation to be the lead designer for the new Spur 601 freeway in El Paso, Texas.  This project will support the Department of Defense’s plans to add more than 50,000 soldiers and family members to Fort Bliss, as part of the DOD’s military transformation initiative. I shall talk more about military transformation later, in the call.

In summary, our outlook for the state and local government sector remains positive. Given the strong demand for infrastructure investment; stable funding; URS’ presence in every state; and our significant book of business, we continue to expect that 2007 revenues will grow between 15 and 20 percent over 2006.  That said, we continue to monitor closely the overall economic health of the state budgets.  We’ve been watching how the downturn in the housing market may impact state tax revenues in certain states. Overall, general fund spending by the states, which is a good indicator of the health of states budgets, is expected to grow by 4.2 percent in fiscal 2008 and that ends on June 30, in most states.  While less robust than the 8.6 percent growth rate in 2007, the expected 2008 growth rate is indicative of the anticipated budget stability through next spring, at least.

So turning now to our international business, revenues were $134 million, an increase of 30 percent over last year.  Excluding the effect of currency translations, international revenues grew by approximately 21 percent.  For the first nine months of 2007, international revenues were $374 million, a 27 percent increase from last year.  Excluding the effect of currency, revenues grew by approximately 19 percent and both our European and Asia Pacific businesses continue to deliver solid results.  In Europe, demand for services under our MSAs with multinational companies in the oil and gas industry remains high and during the quarter, we won a three-year MSA with a major oil company to provide environmental and program management services for downstream facilities around the world.  We also continue to see favorable trends in the U.K. transportation sector, as additional investments are made for new rail and surface transportation projects.  The growth in our Asia Pacific business continues to be driven by public infrastructure and capital improvement projects in Australia and New Zealand and we’re experiencing strong demand for our services in the mining, water wastewater, transportation and the oil and gas sectors. For example, recently, we won a contract to design a water treatment plant for Sydney Water in Australia and were awarded an engineering design contract for the expansion of the Tauranga (ph) Harbor Link in New Zealand and looking ahead, we believe the severe drought in Australia will lead to additional funding for water projects, including dams and desalinization facilities.  As you know, URS has extensive experience in water infrastructure projects.  Overall, we’re encouraged by the revenue growth of our international business and we’re confident about its prospects.  For 2007, we now expect revenues to grow approximately 25 percent as compared to 2006, excluding currency translation.

Turning to the federal sector; for the third quarter of 2007, federal revenues were 534 million, up nine percent from the same period last year.  Our federal sector revenues are generated, as you know, by both our EG&G and our URS divisions.

Now, first, the EG&G Division; EG&G recorded revenues of $384 million, in the third quarter.  This is an increase of seven percent from the third quarter of last year and reflects the resumption of growth in our operations and maintenance or O&M work for the U.S. Army.  As you will recall, our revenues from these O&M contracts slowed late last  year due to temporary issues with the Department of Defense’s 2007 appropriation bill and this obliged EG&G to temporarily reduce staffing levels on certain projects.  The issues were all resolved last fall and EG&G has been mobilizing additional personnel to meet the renewed demand, with revenues ramping up over the course of the year and during the quarter, EG&G’s staffing levels reached its highest level since we acquired the company in 2002 and we also continue to win new O&M assignments, including, a five-year, $323 million task order with the U.S. Army Forces Command to provide maintenance services for wheeled and tracked vehicles at the Red River Army Depot.  In addition, we began work on a contract to provide reset services for military vehicles in Kuwait and reset is the military term for returning equipment back to normal operating levels.  Under this program, EG&G will be restoring and refurbishing military vehicles as they return from field operations.  As part of its military transformation initiative, the DOD is moving more of its O&M work closer to the theaters of operation and importantly, EG&G also won a $258 million re-compete contract with the U.S. Air Force for the Air Education Training Command’s Undergraduate Flight Training Program.  EG&G continues to be the leading provider of undergraduate flight training across the entire United States military.  EG&G also provides systems engineering and technical assistance, as well as homeland security and logistics management services.  We won several new assignments in these markets, including: a three-year $60 million contract to provide engineering and logistics for the Air Forces’ unmanned aircraft research center and a three-year, $37 million contract to provide engineering support for the Naval Surface Warfare Center.

Turning now to the URS Division’s federal results; revenues were $150 million for the third quarter, a 15 percent increase from 2006.  As I’ve mentioned on prior calls, we have successfully pursued several large contracts with the Department of Defense that support long-term DOD initiatives, such as, the Military Transformation and the Base Realignment Closure or BRAC programs and these contracts have been an important source of revenue growth for us.  For example, we continue to see strong demand under our indefinite delivery contracts with the Air Force Center for Environment Excellence and the Navy’s Global Contingency Construction or GCC program and the $1 billion GCC program supports construction projects on U.S. naval bases around the world.  We won several new task orders under the GCC program during the quarter, including the design of a new base camp at Quantico Marine Base in Virginia.  This contract demonstrates URS’ ability to integrate the strength of the URS and the EG&G Divisions to win large defense contracts and task orders under our indefinite delivery contract with the Army Corps of Engineers’ Baltimore District also increased.  Under this contract, which is valued at up to $50 million over five years, URS provides design, and program and construction management for a variety of military transformation and BRAC-related projects in the Mid-Atlantic states.  During the quarter, we also won an indefinite delivery contract with the U.S. Coast Guard to provide architectural and engineering services for homeland security projects at government facilities across the country.  It’s a 10-year contract with a value of up to $50 million and we also performed substantial work building new hangar facilities for C-17 aircraft at Hickam Air Force Base in Hawaii and this $42 million design build project is part of the BRAC plan to provide global military airlift capacity in the Pacific.

Now turning to our outlook for the federal sector, we continue to see favorable long-term trends including: a sustained demand for O&M work; opportunities to provide systems engineering, technical assistance; homeland security and logistics management services for federal agencies and the implementation of long-term DOD initiatives, such as, BRAC and military transformation.  The Administration has submitted a $481 billion baseline DOD budget for fiscal 2008 and this represents an 11 percent increase from 2007, excluding supplemental funding bills and last month, the Administration increased its supplemental funding request for the Global War on Terror. The total supplemental request is now $189 billion, including $81 billion for O&M work and that’s on top of the baseline budget request.  The outlook for federal facilities and infrastructure work remains encouraging.  For fiscal 2008, the Administration’s DOD budget request includes $8.2 billion in BRAC funding and the budget picture for Homeland Security also remains favorable.  For fiscal 2008, the House Appropriations Committee is recommending a seven percent increase in the DHS budget and the proposal calls for $4.5 billion to fund First Responder and Port Security Grant Programs, including $400 million to protect critical port facilities and infrastructure and URS is well positioned to win this type of work.

In summary, we remain encouraged by the fundamentals and long-term outlook for our federal business.  As you will recall, revenues were essentially flat during the first half of the year, but the growth rate in this part of the business has now picked up significantly and we expect this trend to continue during the fourth quarter, and we believe that revenues will be up as much as five percent for the full year.

Now leaving the discussions of the sectors and turning to our guidance for fiscal 2007, as I noted earlier, we now expect that private sector revenues will grow between 30 and 35 percent compared to our prior expectation of 25 to 30 percent and that international revenues will grow by approximately 25 percent, as compared with our previous estimate of 15 to 20 percent and we expect that state and local government revenues will grow between 15 and 20 percent and that our federal revenues will grow up to five percent over fiscal 2006 and based on these assumptions, we now expect that consolidated revenues for 2007 will be approximately $4.85 billion and that net income will be approximately $134 million.  We now expect that earnings per share will be $2.50 to $2.55, an increase from our prior guidance of $2.45 to $2.50 per share.  This new estimate takes into account that our fourth quarters are typically affected by seasonal factors, including, holidays, vacations and winter weather and these figures do not, of course, include the impact of our pending acquisition of Washington Group International and with that I’ll turn the call to Tom Hicks.

TOM HICKS, CHIEF FINANCIAL OFFICER, URS:  Thank you Martin.  To summarize our third quarter results, revenues were 1.3 billion, up 17 percent from the third quarter of 2006.  Net income was $38.7 million, up 29 percent from the third quarter of last year and earnings per share were 73 cents, an increase of 26 percent over the third quarter of 2006.  Interest expense for the third quarter was $2.9 million compared to 4.8 million for the third quarter of 2006.  Our tax rate for the quarter was 40.4 percent compared to 44.9 percent in the third quarter of 2006.  Now, this decrease is primarily due to the determination of our actual 2006 state income tax obligations and in 2006, we had an increase in the percentage of our revenue and taxable income generated in the lower tax states resulting in a lower overall tax rate and due to this change, we now believe our 2007 effective tax rate will be between 41 percent and 42 percent.  Fully diluted weighted-average shares outstanding for the quarter were 52.8 million.  That’s a slight increase from the 51.8 million, in the third quarter of last year.

Now, as  you know, we report separate financial information for our two business segments, the URS Division and the EG&G Division and for the third quarter, the URS Division reported revenues of $890 million compared to revenues of $730 million for the third quarter of 2006, a growth rate of 22 percent.  Operating income for the URS Division was $62.2 million, a 24 percent increase from the $50.1 million recorded in the corresponding quarter in 2006.  Our URS Division quarterly and year-to-date operating margins improved slightly, as compared to the same periods in 2006.

Now, the EG&G Division reported revenues of $384 million for the third quarter of 2007 compared to $358 million last year.  Operating income was $20.6 million, compared with $19.3 million in the third quarter of 2006 and year-to-date operating margins for the EG&G Division also were up slightly compared to the first nine months of 2006.

Now, turning to cash flow, we generated $149 million in operating cash flow during the first nine months of 2007 and our ability to produce strong and consistent cash flows remains strength for the company.  Our Days Sales Outstanding or DSOs were 77 days for the quarter and that’s down from 83 days for the third quarter in 2006 and finally, CAPEX, excluding equipment purchased through capital leases and equipment notes, was $9.2 million for the quarter versus $11 million for the same period in 2006.

And now, turning to our book of business; as you know, we track four separate categories; backlog, which consists of signed contracts and task orders; designations, which are unique to the URS Division, consist of projects for which we’ve been selected, but have not yet finalized a contract with the client; option years represent the value of the option years on signed, multiyear contracts; and finally, indefinite delivery contracts, or IDCs, are long-term contracts under which individual task orders must be issued before we can begin work and we ended the third quarter with a record total book of business of $14.7 billion and that’s up from $12.4 billion at the end of last year, an increase of 18 percent.  Backlog was a record $5.8 billion versus $4.6 billion at December 29, 2006 and that’s an increase of 25 percent.  Designations were $2.0 billion compared with $1.6 billion, an increase of 26 percent and the value of option years was $1.4 billion, an increase of 38 percent from December 29, 2006.  IDCs were $5.5 billion compared to $5.2 billion at December 29, 2006 and with that I’ll turn the call back to Martin.

MARTIN KOFFEL:  Well, to put all this in context, it’s quite clear that we had an excellent quarter.  We delivered record revenues, including growth in each of our four market sectors.  Our profit growth was exceptional, as demonstrated by the 29 percent growth in net income and 26 percent growth in earnings per share and we generated $124 million in cash from our operations. We are a cash-oriented company, as you know and it’s an important metric for us.  Our book of business grew by 18 percent, which should support continued strong performance in the fourth quarter and into 2008.

Our strategy to diversify our business, over the long-term, is working very well.  It’s providing consistent and reliable growth in revenue, in earnings and cash flow.  We continue to see positive underlying trends, across all our markets and we feel we have the right mix of business to capture the opportunities that lie ahead.  Of course, we’re obviously very excited about the acquisition of the Washington Group and the combined company will become one of the few fully-integrated E&C firms capable of serving the entire project delivery chain from initial planning, engineering and construction of a project through to operations and maintenance, and clients across our public and private sector markets, increasingly, are looking for single source providers to meet their complete needs. In addition, we’ll have expanded capabilities in several growth areas, including the power, oil and gas, and public infrastructure markets and we’re all looking forward very much to completing the acquisition and with that our prepared remarks are completed and I’ll turn the call back to the operator and we’ll open up the call for your questions, which we’re looking forward to.

Just one final comment, though, as you’ll appreciate, we’re very limited in our ability to provide additional comments on the Washington Group acquisition due to the pending stockholder vote and operator.

OPERATOR:  Thank you.  At this time, if you would like to pose a question press star, then number one on your telephone keypad.

Your first question comes from John Rogers of DA Davidson.

JOHN ROGERS, DA DAVIDSON:  Hi, good morning; congratulations on the quarter.

TOM HICKS:  Hi John.

JOHN ROGERS:  Martin, calling upon your comments just about the market, particularly, for state and local and federal government, you referenced state budgets, do you anticipate that the federal spending levels will actually accelerate next year?  I mean there’s a difference always between what’s budgeted and what’s actually allocated.

MARTIN KOFFEL:  The federal spending levels, of course, are dependent on SAFETEA-LU and this is legislation for a successor funding vehicle but in addition, there are federal programs focused on infrastructure concerning bridges and airports, so I think, we’re optimistic about the federal spending.  You know there’s a history, if you go back to programs before SAFETEA-LU, the TEA-21 and some of the other ones, they’d fund several hundred billion dollars and it wouldn’t get spent …

JOHN ROGERS:  Right.

MARTIN KOFFEL:  … and then in the recent programs, they’ve mandated that at least 85 percent, by law, must get spent, so we are seeing the spending levels out of it.  It’s hard to anticipate the successor legislation.  I think there may be a little bit of creativity in where the sourcing of the funds.  You know it’s based on 18.5 cents per gallon federal gas tax at this point, you could see an increase in that although, I think, sort of election year politics could come into it.  You could see some other funding sources come into it.  I think, definitely, you’ll see some real power in these parallel programs, such as, funding for airports.  That has a bit to do with homeland security. Bridges will get a lot of attention and of course, ports.  You know there’s the National Highway Bridge Reconstruction Inspection Act, I think, it was called of 2007 and you know, there’s a new bill coming through and it may be called the National Highway Bridge Reconstruction and Inspection Act, we hope it’s called that and that should get a lot of momentum going, so we feel pretty optimistic about the federal side.

JOHN ROGERS:  And does that include the BRAC spending as well?

MARTIN KOFFEL:  Well, BRAC – the situation with BRAC is very interesting.  You know the first round of BRAC was successful in some regions and not in others.  The first BRAC was more concerned with the returning of military facilities to civilian ownership.  Current BRAC is much more concerned with the military transformation for the 21st century, you know, the thing that Rumsfeld got going and which has been well picked up on and that really is preparing military facilities for the redeployment of troops, squadrons and fleets and there’s substantial money actually being spent.  I mean our revenue includes that and then, there’s the effect of the supplementals.  You know I mentioned the supplemental DOD budget, which was some $185 billion in supplemental funding and that’s going to affect BRAC-type infrastructure.  The emergency supplemental bill to the DOD, which was signed on May 25th and that was a short-term emergency put $3.1 billion into BRAC immediately, so to answer your question, we’ve won a large number of BRAC contracts from the present program and some of them, obviously, have a strong infrastructure or transportation theme to them.

JOHN ROGERS:  OK and one follow-up, I guess, for Tom too, if I could, the 53.2 million shares that you’re using for your calculation, is there a significant uptick in share count for the fourth quarter?

TOM HICKS:  Yes that’s a good question.  What’s driving that as you know, on the Treasury method, the method of calculating the shares outstanding is driven a lot by what the current price of the stock is and when we initially estimated the 53.2 for the year, we weren’t as aggressive on our stock price as it turned out to be for the year, so John, it’s moved around a bit on us. We could come in a little under that number but I’m not counting my chickens, you know.  We have to wait and see how that sorts out in the fourth quarter but you’re right to point out that there would have to be a surge to get to that number but we could see an increase over what we’ve seen year-to-date, as far as, share growth based on the method in which those shares are calculated.

MARTIN KOFFEL:  And John, if you’re looking to federal funding as …

JOHN ROGERS:  Yes.

MARTIN  KOFFEL:  … a way to buoy up the state spending, you know, there’s been a real shift in the source of funding for state infrastructure projects and that’s the enormous importance now of the bond issuance.  I mentioned in my prepared remarks that there’s been $323 billion of bonds sold, this year alone and that’s up 21 percent over last year.  The growth rate of bonds sold, in California alone, is 55 percent; in Texas it’s 35 percent; in Massachusetts is 63 percent; in Pennsylvania is 27 percent, so we mentioned that we’re watching carefully the effect of some of the economic conditions on state tax revenues, you know, whether it’s, in the case of Florida, the subprime issue and New York, more complex funding issues and in California, you know, the governor came out and spoke about a slight shrinkage in tax revenue and we’re in close consultation with the states and the budget officials and we’re not suggesting that we’ll see a downturn in our state market, on the contrary, we’re seeing that after 2008, we may see a slowing in the growth rate.  The growth rate in state and municipal expenditures for the 12 or 13 years leading up to 2002 was something like 11 percent.  It was 2.5 times the growth rate in federal expenditures and then it slowed, you know, for a few years as, you know, states tax bases shrunk and so on, its come back very aggressively, in the last 18 months and if you remember our recent calls, we’ve been reporting very strong growth but we’re still seeing strong outlooks, overall, in the general fund.  The general fund is only one source but our research suggests that the general fund is a very good proxy for state funding sources.  After ’08, we’re seeing 4.7 percent growth, which is the traditional long run level and we’re not at all disturbed by it but we are certainly watching it.

JOHN ROGERS:  Thank you.

OPERATOR:  Thank you.  Your next question comes from Andrew Obin of Merrill Lynch.

ANDREW OBIN, MERRILL LYNCH:  Yes, good morning.   Can you hear me?

TOM HICKS:  Yes, we can hear you fine, thanks.

ANDREW OBIN:  Hi, just a question about the seasonality in the fourth quarter.  As I recall correctly, last year we  also sort of highlighted the fact that there will be holidays in the fourth quarter but in the final analysis, as far as, I recall what happened, is that there were staffing levels at EG&G, which impact the SG&A expense and that’s really, you know, why the quarter came in below the initial expectation and I’m just wondering, this year, is it seasonality or you know, are there some underlying issues within one of the federal businesses or – I just have a hard time sort of understanding how is it holidays are different from a year ago.

TOM HICKS:  Well, there’s a couple things to – points to make about the fourth quarter for us.  One, you’ve rightly pointed out that it’s the heaviest holiday season we have, in any quarter. We also have a lot of vacations that are – that might hit there as people take time off around the holidays.

ANDREW OBIN:  But I’m just talking about year-over-year.  That should not impact year-over-year, Tom.

TOM HICKS:  Actually, it does.  Depending on when the holidays fall; depends on how many days’ people take off; it’s in the middle of the week we get more holidays, if it’s the end of the week – I mean more vacation, if it’s the end we get less and that has an impact.  We also can never predict the weather and that issue really does impact our ability to put people in the field and do work and I think it’s very dangerous to try to annualize, you know, our first three quarters, which I think some people are trying to do to see what the fourth quarter’s going to look like and finally, you know, there’s a couple points about – we’re a little more project-based.  You know we’re doing more work – large projects than we used to do, so there’s more variability in our business, so to the extent we had, for example, large pass-throughs last year in Q4 that would have an impact in our ability to repeat that revenue level and the profit level for the fourth quarter.  I’d point out that last year, only about 23 percent of our overall net income, for the year, came in the fourth quarter and the variability around that 23 percent can be one or two points and we still have some open issues regarding our tax rate, which is jumping around a lot, as you saw, from our report and also, the share count.  You know we’re still trying to hone that in and a few hundred thousand shares makes a big difference in earnings per share, so all those things combined, we’ve given you the best shot we can for the fourth quarter and you know, we could do better, Andrew and we hope we do but that’s the best estimate we have right now.

ANDREW OBIN:  So, I can assume that you know, you have, you know you have a fudge factor for weather; there’s a fudge factor – OK, so it’s a conservative forecast, I guess.

MARTIN KOFFEL:  Well, you know two-thirds of our revenue derives from areas that have inclement weather and we have a very large amount of revenue on the eastern seaboard and the Midwest and you know, weather patterns east of California are not a fudge, they’re real.

ANDREW OBIN:  I just have – my only comment, I just recall having the same conversation the third quarter last year and when the numbers came out, it turned out there was an operating issue that really drove the guidance versus the weather.  That’s just a comment.

The second thing, in terms of the business, some of your competitors actually being quite positive by their ability to price contracts better, you know, the multipliers are getting a little bit better, are you guys observing it on the federal or private side?

TOM HICKS:  Yes, Andrews (ph) just to make – before we answer that let me respond to your other comment.  We don’t foresee and we’re not predicting an operational issue for the fourth quarter.

ANDREW OBIN:  OK.

TOM HICKS:  This is really just us trying to give you the best estimate we can but as always, deliver what we tell you.

Regarding the margins, we – as we said – as Martin said, in the earlier remarks, both divisions are seeing the ability to grow margins, just as we’ve seen over the last couple quarters.  It’s a small amount but we’ve been able to grow our margins, especially, our labor-based margins, which is, you know, the key to our profitability.

ANDREW OBIN:  And are you seeing any slowdown in your ability to price contracts better given all the concerns about a potential slowdown?

TOM HICKS:  Not at this time.  No, we’re continuing – the same trends we’ve seen year-to-date are continuing in the third quarter.

ANDREW OBIN:  Thank you very much; great quarter.

TOM HICKS:  Thank you Andrew.

OPERATOR:  Thank you.  Your next question comes from Scott Levine of JP Morgan.

SCOTT LEVINE, JP MORGAN:  Good morning.

TOM HICKS:  Morning Scott.

MARTIN KOFFEL:  Morning.

SCOTT LEVINE:  Regarding the share creep, in general, this year and just kind of thinking – just generally speaking, you guys implemented a share buyback program with the objective of offsetting some of the increase associated with the stock purchase programs and employee programs, should we expect a deceleration, if you will, in the pace of the increase, kind of going forward philosophically or is that not accurate?

TOM HICKS:  Couple of comments, first of all, we did talk about a share buyback but we have not bought any shares back and obviously, with the pending acquisition that was not appropriate. Secondly, we’re – as you know, in the past, Scott, we’ve handed out options as a form of compensation.  We ceased that practice a couple years ago and those last options are starting to work their way through the system and we’re still seeing some impact of those and obviously, as our share price goes up that entices people to exercise options and also, has an impact on the share count actual calculation.  We switched now to all restricted stock as a form of long-term compensation, which should provide a more stable – our ability to project will be more stable going forward, so to answer your question – I think I’ve answered your question but we would expect share counts to start to really settle down where we could be very close to predicting those each year.

SCOTT LEVINE:  Got it; with regard to opportunities in the state and local space, it sounded like you had language, you know, in this morning’s call and in the 10-Q, a little bit more cautionary beyond ’08, is that an accurate read? Are you a little bit more cautious here and what can we think about as we kind of gauge how the economy shakes out domestically in 2008, what the sensitivity of the spending outlook in state and local might be longer-term?

MARTIN KOFFEL:  We’re a little more cautious beyond ’08 in state and local and municipal business in terms of the growth rate, not in terms of suggesting that we see anything like the conditions of 2001 and 2002 where we saw such a dramatic shrinkage in tax revenue that spending dropped, so you know, we’ve seen a real peak of growth in the last four or five quarters, as – essentially as state restarted projects that had been slowed down or cancelled in the earlier pinched economic conditions and they’re, in some ways, abnormal growth conditions, so we see that returning to our more traditional levels but you should keep your eye on these bond issuances. As I said, $323 billion sold year-to-date and then $9 billion approved just this Tuesday, in Texas, so I think the real issue is that the public appetite and the political will exist to rebuild the infrastructure and infrastructure goes beyond highways.  You’ve got a security element getting into bridges and ports (INAUDIBLE) you’ve got airports, maritime ports, bridges and you know, everything else that goes with it; transit and voters in many states have been approving bond offerings directly for transit programs, whether they be bus transit lines or light rail or heavy rail, so we remain optimistic about – across the country and we’re talking only about changes in growth rates.

SCOTT LEVINE:  But do you have change in your thought in terms of the duration of this cycle?  I know, in the past, you guys have been talking, you know, three to four-year; four to five-year cycle, what have you.

MARTIN KOFFEL:  Oh, I still believe we’re at the start of, you know, a four to five-year cycle.  I mean it’s really hard to say whether we’re – whether after ’08 we’re going to see a temporary slowing of the growth rate or whether that will be the growth rate for the cycle.  I think that the reauthorization or successor legislation to SAFETEA-LU, which will occur in 2009, is something that we’ll have to watch.  I’m optimistic about that personally, much as I said earlier, not just in relation to SAFETEA-LU but there’s some other important programs that have different funding sources and different uses, such as, bridges and ports.

SCOTT LEVINE:  OK, one last, one quick one, if I may, I think you mentioned the reset/recap work moving closer to the theater of ops, does that have any impact on where most of the work’s been done in the past, does that have any impact on the risk profile for that work or not?

MARTIN KOFFEL:  Let me introduce Randy Wotring, the head of our EG&G Division, whose program that is.

RANDY WOTRING, PRESIDENT OF EG&G DIVISION:  Good morning.

SCOTT LEVINE:  Morning.

RANDY WOTRING:  The work is essentially the same.  I mean you’re, obviously, further away from your other operations and recruiting and personnel issues are a little bit more difficult but essentially we’ve learned how to do that and are operating very well. We’ve started up and are ahead of schedule on our first major contract in Kuwait and it’s going extremely well, so we’re optimistic that we’ve positioned ourselves right and have resources to perform that work and importantly, as Martin said, it also positions us for a number of other opportunities that will be awarded over the next two years, so we think we’re OK there.

SCOTT LEVINE:  OK, thanks guys.

OPERATOR:  Thank you.  Your next question comes from Alex Ryrie of FBR Capital Markets.

ALEX RYGIEL, FBR CAPITAL MARKETS:  Thank you and I’m going to ask three questions all at once.  Could you please comment on the opportunities up in the oil sands?  As well, you mentioned the trans bay cable project, so could you broadly address the opportunities in the domestic T&D market and then, as it relates to water domestically, in the past, you had targeted acquisitions in this space, can you update us on your feelings with regards to expanding your water business?

TOM HICKS:  Gary Jandegian who runs our URS Division will comment on those points.

GARY JANDEGIAN, PRESIDENT, and URS DIVISION:  Yes, we’re not doing a lot of work up in the oil sands area right now.  We do have an office up in Calgary but it’s not a big revenue generator for our private sector business, at this point in time.

Your second question related to Trans bay cable work and what exactly were you asking there?

ALEX RYGIEL:  If you could just comment on the industry and the outlook and directionally, if that’s a sector that you’re going to be expanding aggressively?

GARY JANDEGIAN:  For the power sector?

ALEX RYGIEL:  Correct.

GARY JANDEGIAN:  Oh absolutely.  The power sector for us grew 78 percent in the quarter and its our fastest growing area of our private sector, both in the FGD work that we do but other power work that we do as well, so we’re very keen on our abilities to continue to grow the power business with projects like the trans bay cable, which is utility transmission lines, as well as, the generation side of the business and of course, the AQCS or the Air Quality Control Systems. We do a lot of site civil work. We don’t really work on the turbine generators themselves and the engineering work that we do is, typically, on the back-end of power plants and with electric utility lines, so for example, Greenfield plants that need air pollution control equipment; design build or EPCM of those units beyond SO2 controls, such as, mercury and other pollutants like SO3 we’ll be doing a lot of work in.

ALEX RYGIEL:  And lastly, on water?

MARTIN KOFFEL:  Yes, you’d asked about our acquisition strategy with respect to water and I’ve talked, over the past several years, about our  interest in expanding our franchise and our technical capabilities in the water market, both fresh and waste water and you know, we had looked at making acquisitions in that market.  I mean, frankly, for the last year our acquisition priority has been somewhere else, as you would appreciate and smaller acquisitions, while they certainly have been developed haven’t been our priority in the last few months.

The situation with the – with respect to making acquisitions, in the water market, is interesting.  The water clients, for want of a better name, are highly decentralized and  unique administrative districts and short of making a substantial acquisition to cover water would require an incremental regional approach and we haven’t been particularly attracted to the margins in the water engineering work, so it became a lower priority than it was several years ago.

ALEX RYGIEL:  Thank you.

OPERATOR:  Thank you.  Your next question comes from Jamie Cook of Credit Suisse.

JAMIE COOK, CREDIT SUISSE:  Hi, good morning.  I guess my first question, more in – is, I guess, the big concern from investors is the potential slowing of the economy and how that impacts the state and local budgets and I think last time this happened it sort of caught URS by surprise, you know, right before the EG&G acquisition, so I guess – I mean what type of measures are you taking this time to make sure that we, you know, have a good read on the budget and it doesn’t catch us by surprise and should we be more concerned with this acquisition it’s actually going to increase your exposure sort of to the, you know, transportation infrastructure market.

MARTIN KOFFEL:  Well, you know, Jamie firstly, we’re much more diversified today than we were in 2002.  In 2002, the whole landscape was taken by surprise because we had an election year and the states weren’t forthcoming about their budget imbalances and it happened very, very quickly and it happened for us in some of the major states like Florida and New York.  I think, today, URS is quite differently organized in terms of tracking budget trends. We have people who talk more or less continually to budget and economic officials in the 12 states that drive our business and I think we’re pretty close to understanding the budget priorities and how things would shift around but the most important thing, Jamie, is the backlog.  You know we’re going into – if there is any and I’m not seeing it as a downturn, I’m seeing it as potentially a slowing of the superlative growth rates that we’ve enjoyed in the last four or five quarters and we’ve got a very, very strong backlog coming into this and we’re more diversified and I think we’re – not only are we not being taken by surprise, perhaps, we’re a little bit ahead of the trend.  I don’t think anyone else is probably having these conversations publicly.  I think most people are seeing the upside of the curve and we’re saying, well, there’s definitely – we still have the – this very positive and promising cycle we’re going into but we’re saying after ’08, the growth rate may slow a little; won’t be a downturn.

JAMIE COOK:  All right and then I’ll try to ask this question but I’m assuming you’re not going to answer it.  Just in terms of given the uncertainty over the Washington Group transaction, I mean, is that causing any disruption when you talk to your customers, customers before that were excited about the transaction are now sort of taking a wait-and-see approach or even at the operating level, both from, you know, the Washington Group employees and the URS employees any type of change in tone there.

MARTIN KOFFEL:  I’ll be happy to answer that after the closing.

JAMIE COOK:  OK, thanks.

OPERATOR:  Thank you.  As a reminder, if you would like to pose a question press star, then the number one on your telephone keypad at this time.

Your next question comes from Richard Paget of Morgan Joseph.

RICHARD PAGET, MORGAN JOSEPH:  Good afternoon here, I guess, good morning there.

TOM HICKS:  Good morning Richard.

RICHARD PAGET:  Just wanted to kind of talk about the overall market trends.  I mean if I’m looking at some of the outlooks for next year from some of the industry sources and I’ll use the McGraw-Hill ’08 outlook, for non-res, I mean, a lot of the sub-segments they’re looking at are either down or at the most, up low single digits but you know, looking at you and some of your competitors, you know, backlog’s up 25 to 30 percent year-over year, I mean, where’s the disconnect?  I mean is it the way they define the markets or – I’m trying to figure out why they have such a different viewpoint.

MARTIN KOFFEL:  Well, you need to – I think you need to, first of all, think through the markets that drive our business.  The federal business, which is largely DOD, there are some other agencies involved but it’s largely DOD and you’ve got the military transformation act; you’ve got a big push towards outsourcing.  We have a war in two theaters; a lot of contracts coming out in relation to that moving some of the military expenditures overseas; very strong driver for us. You’ve got – our private sector, you know, which is primarily oil, gas and power and you know, we’re really not talking – our customers are not talking about downturns in oil, gas and car and then you’ve got state and local and you know, we discussed that at some length this morning.  My point of view on that is while we may see a slowing in the growth rate after ’08; it’ll be coming back to the normal levels.  It’s also offset by these bonds, which were never a factor.  When we used to look, over the years, at the state and local projections, it was always, you know, the general fund and the tax revenue but we’ve got $300 billion of cash in the states right now and more to come.

RICHARD PAGET:  And while we’re on that subject, you know I know California’s had a lot of bonding; you mentioned Texas, what other areas or states, in particular, have had big increases?

MARTIN KOFFEL:  Well, as I said, Texas is up 35 percent; Florida is up 10 percent; Pennsylvania up 27 percent; Massachusetts up 63 percent; New Jersey up 45 percent; Georgia up 80 percent; the State of Washington up 17 percent and then, we’ve got – in terms of looking at it by purpose, I gave you the overall numbers, if you look at it by purpose, overall, the growth rate in bonds for educational projects, up 29 percent; for healthcare 47 percent and growth rate in bonds for transportation up 26 percent, so you’ve got a lot of geographic diversification and then you’ve got diversification by purpose.  A lot of the healthcare, particularly, in the West, a lot of the healthcare expenditures mandated by requires seismic upgrades; education is legislated in the population growth; population shift drives that; it’s legally required, so there’s reason to feel pretty good about it.  It’s just a question of what will the absolute growth rate be, you know, will it be high single digits; will it be double digits?  Too many economic shifts going on to quite decide that at this point and we just felt it prudent to say it all looks wonderful but we’ve got – we see three states where the general funds look a bit pinched; New York, Florida and California and that really was the cause of us bringing this up and the last thing we’re trying to say to people is, oh, we have a problem in state and local; not at all. We’re saying let’s just watch the economic conditions to extent they drive the general funds.

RICHARD PAGET:  OK, thanks.  That’s it for me.

OPERATOR:  Thank you.  Your next question is a follow-up from Andrew Obin of Merrill Lynch.

ANDREW OBIN:  Yes, hi.  I was just wondering, could you quantify Advatech revenue opportunity of ’07 and where do you see it going long-term and also, can you remind us what the margins are on that business?

TOM HICKS:  Yes, let me – the Advatech revenue is up dramatically year-to-date.  You know we don’t typically break down Advatech separately.  It’s part of our – obviously, part of our power business, which I think we reported earlier is up about 80 percent year-over-year. There’s – we are contracted to or have delivered 720 – greater than 700 …

ANDREW OBIN:  Well, you have disclosed it in the past, actually.  You know I was asking you for a forecast, maybe but you actually have disclosed it.  It’s like a quarter of your private business or something, right?

TOM HICKS:  Well, let me turn it over to Gary …

ANDREW OBIN:  OK.

TOM HICKS: who can give you very specific answers, how about that?

MARTIN KOFFEL:  Advatech is under Gary’s leadership in the URS Division and it is, in many ways, Gary’s creation.  Gary was one of the leaders who put this in place, so we’re going to limit what he says but he’s going to talk to you.

GARY JANDEGIAN:  Andrew thanks for the question.  We’re doing really well with the Advatech business.  I think we reported over 10,000 megawatts on our last call of projects in the pipeline.  We have over 15,000 megawatts now committed or under contract to Advatech.  We don’t, typically, disclose the revenues of that business but I could tell you that the growth in our private sector business was strongly driven by Advatech but it was less than 50 percent of the growth of our private sector business in the quarter derived from Advatech growth.

ANDREW OBIN:  Can I …

As for the margins, pretty good margins in line for the labor-based margin; very much inline with the operating margins of the URS Division, however, we do see lumpy pass through costs, when we get into heavy procurement cycles and construction cycles and so, from that standpoint, on a quarterly basis, there could be changes to the margins in Advatech but overall, the margins have been very good for this line of business and consistent with the rest of our business and the strategy on our Advatech business is to be cash neutral.

ANDREW OBIN:  Can I assume that Advatech growth, given the opportunities that you’ve highlighted with the other company and AES that Advatech revenue growth in ’08 will be something similar in terms of order magnitude to what happened in ’07?

MARTIN KOFFEL:  I think it’s premature to get into ’08 growth rates and I’d rather not box that in at this point.

TOM HICKS:  Yes, we’ll try to come back to you in early ’08 and give you some guidance on that.

MARTIN KOFFEL:  The market conditions – we don’t see any change in the external market conditions that drive Advatech and we don’t see changes in the opportunities.  The reason we don’t like to break Advatech out, is that our power business includes Advatech that we do, which is a joint venture but we do a lot of power work and always have done outside of a joint venture and the mix between the two, you know, changes from month-to-month.

ANDREW OBIN:  Well, let me just – I just want to clarify, so we started out Advatech, TVA really was the core customer right and then we added the Southern Company and now, we’re adding AES, is that a fair statement?

MARTIN KOFFEL:  That’s accurate.

GARY JANDEGIAN:  There’s a number of other utilities that we’re working for, for our FGD businesses and Advatech and then the business that we do for retrofitting FGD outside of Advatech, some of those don’t allow us to disclose their names and you know, we want to – respect that confidentiality but our list goes beyond the three that you mentioned.

ANDREW OBIN:  Is AES opportunity comparable in scope to Southern Company?

GARY JANDEGIAN:  No, it’s smaller.

ANDREW OBIN:  OK, thank you very much.

GARY JANDEGIAN:  You’re welcome Andrew.

OPERATOR:  Thank you.  At this time, I would like to turn the call over to Martin Koffel for closing remarks.

MARTIN KOFFEL:  And there are no more questions operator?

OPERATOR:  There are no further questions.

MARTIN KOFFEL:  Well, thank you very much for joining us.  I mean we had an exciting quarter and we’re pleased to share the information with you.  We always enjoy the questions because you know, we get so focused on running our business and seeing it from out point of view that it really helps our perspective and I really thank you for the questions and the perspectives you’ve given.  We look forward to updating you on the fourth quarter and the full-year results, in particular, at the end of February and thank you for joining us.

OPERATOR:  Thank you.  This concludes today’s conference call.  You may now disconnect.

END

Forward-Looking Statements

Statements contained in this transcript that are not historical facts may constitute forward-looking statements, including statements relating to future revenues and business prospects; future business trends; future earnings, cash flow and financial forecasts, guidance, prospects and outlooks; future competitive positioning; future regulatory environments; future market demand; future backlog and book of business; future pricing power, operating leverage and margins; future tax rates; future timing of and the satisfaction of conditions to our merger with Washington Group International; potential benefits of the merger;  future outstanding shares and future economic and industry conditions. The Company believes that its expectations are reasonable and are based on reasonable assumptions.  However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to: an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and the Company’s partners’ ability to bid on, win, perform and renew contracts and projects; the Company’s accounting methods; impairment of goodwill; defaults in customer payments; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; the Company’s ability to maintain adequate insurance coverage; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service the Company’s debt; the Company’s future indebtedness upon the completion or termination of the Company’s proposed merger with Washington Group International; risks associated with international operations; business activities in high security risk countries; project management and accounting software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company's Form 10-Q for the quarter ended September 28, 2007, and in the Company’s definitive joint proxy statement/prospectus filed on October 1, 2007, with the SEC as well as in other reports filed from time to time with the Securities and Exchange Commission.  These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made.  The Company assumes no obligation to revise or update any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission on October 1, 2007 and filed supplemental proxy materials with the SEC on November 6, 2007.  Investors and security holders are urged to read the definitive joint proxy/prospectus and the supplemental materials because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of this document and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS’ Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group’s Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the definitive joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS' proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group's proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.